

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Zhilin Li
President and Chief Executive Officer
China Pharma Holdings, Inc.
2nd Floor, No. 17, Jinpan Road, Haikou
Hainan Province, China 570216

      Re: China Pharma Holdings, Inc.
          Registration Statement on Form S-3
          Filed January 12, 2024
          File No. 333-276481

Dear Zhilin Li:

      We have conducted a limited review of your registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed January 12, 2024

Prospectus Summary
Intercompany activities between the holding company and our subsidiaries, page 3

1.   Please revise the disclosure in this section to disclose your intentions to distribute earnings, or affirmatively disclose the lack thereof. Please also discuss the tax consequences, if any, of the cash flow transfer between the Company and Helpson through Onny. We remind you of your response letter, dated October 18, 2023, and your proposed disclosure in response to comment 1 in our prior letter dated September 26, 2023.

Risk Factors, page 4

2.   Please prominently disclose the risk that the Chinese government may intervene or influence your operations at any time and that this could result in a material change in your operations and/or the value of your securities. We remind you of your response

Zhilin Li
China Pharma Holdings, Inc.
January 25, 2024
Page 2

letter, dated October 18, 2023, and your proposed disclosure in response to comment 3 in our prior letter dated September 26, 2023.

3. Please disclose any material risks related to arrangements with your distributors regarding payment terms. We remind you of your proposed disclosure on page 51 of the annex to your response letter, dated September 8, 2023, as well as the proposed disclosure in your response letter, dated November 9, 2023, in response to comment 1 in our prior letter dated October 27, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson at 202-551-8013 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth F. Chen, Esq.